EXHIBIT 99.6

April 5, 2019

Creation of the Integrated Gas, Renewables & Power business segment

Restatement of key figures of the business segments for the years 2017 and 2018

The profitable growth in the gas and low carbon electricity integrated value chains is one of the key axes of Total’s strategy. In order to give more visibility to these businesses, a new reporting structure for the business segments’ financial information has been put in place, effective January 1, 2019 and organized around four business segments: Exploration & Production (EP), Integrated Gas, Renewables & Power segment (iGRP), Refining & Chemicals (RC) and Marketing & Services (MS).

The iGRP segment spearheads Total’s ambitions in integrated gas (including LNG, liquefied natural gas) and low carbon electricity businesses. It consists of the upstream and midstream LNG activity that was previously reported in the EP segment (refer to the indicative list of assets in the Annex) and the activity previously reported in the Gas Renewables & Power segment. The new EP segment is adjusted accordingly.

The RC and MS segments are not affected.

The tables below show the key figures for the years 2017 and 2018 restated in order to reflect these changes.

Group hydrocarbon production

	2017	2018	1Q18	2Q18	3Q18	4Q18
Group production (kboe/d)	2,566	2,775	2,703	2,717	2,804	2,876
EP (kboe/d)*	2,165	2,394	2,359	2,375	2,433	2,408
iGRP (kboe/d)*	401	381	344	342	371	468

Group production (kboe/d)	2,566	2,775	2,703	2,717	2,804	2,876
Oil (including bitumen) (kb/d)	1,167	1,378	1,297	1,400	1,431	1,382
Gas (including Condensates and associated LPG) (kboe/d)	1,398	1,397	1,406	1,317	1,373	1,493

Group production (kboe/d)	2,566	2,775	2,703	2,717	2,804	2,876
Liquids (kb/d)	1,346	1,566	1,481	1,582	1,611	1,589
Gas (Mcf/d)	6,662	6,599	6,664	6,176	6,557	6,994
EXPLORATION & PRODUCTION
Hydrocarbon production	2017	2018	1Q18	2Q18	3Q18	4Q18
EP (kboe/d)	2,229	2,394	2,359	2,375	2,433	2,408
Liquids (kb/d)	1,310	1,527	1,445	1,544	1,575	1,541
Gas (Mcf/d)	4,995	4,724	4,976	4,536	4,678	4,710

* 2017 data corrected since publication on April 5, 2019

EP - Exploration-Production (redefined scope)

> Production

Hydrocarbon production	2017*	2018	1Q18	2Q18	3Q18	4Q18
EP (kboe/d)	2,165	2,394	2,359	2,375	2,433	2,408
Liquids (kb/d)	1,298	1,527	1,445	1,544	1,575	1,541
Gas (Mcf/d)	4,728	4,724	4,976	4,536	4,678	4,710

* 2017 data corrected since publication on April 5, 2019

> Key financial metrics

In millions of dollars	2017	2018	1Q18	2Q18	3Q18	4Q18
Adjusted operating income	6,208	13,408	2,902	3,726	3,947	2,833
Effective tax rate	40.5%	46.2%	48.7%	46.6%	47.5%	41.2%
Adjusted net operating income	4,541	8,547	1,817	2,315	2,439	1,976
including income from equity affiliates	827	1140	228	327	316	269

Investments	10,005	13,789	5,545	2,612	2,472	3,160
Divestments	1,793	3,674	2,176	466	494	538
Organic investments	9,110	7,953	1,798	1,785	1,605	2,765
Operating cash flow before working capital changes *	12,758	17,832	3,921	4,800	5,200	3,911
Cash flow from operations *	10,719	18,537	3,322	4,474	4,431	6,310

* Excluding financial charges

Note: For definitions, refer to the Group quarterly result press release

iGRP - Integrated Gas, Renewables & Power

> Production and LNG sales

Hydrocarbon production	2017*	2018	1Q18	2Q18	3Q18	4Q18
iGRP (kboe/d)	401	381	344	342	371	468
Liquids (kb/d)	48	40	36	38	36	48
Gas (Mcf/d)	1,935	1,875	1,688	1,640	1,879	2,284
* 2017 data corrected since publication on April 5, 2019
Liquefied natural gas (Mt)	2017	2018	1Q18	2Q18	3Q18	4Q18
Overall LNG sales	15.6	21.8	3.8	3.9	6.2	7.9
incl. sales from equity production**	11.2	11.1	2.5	2.5	2.8	3.3
incl. sales by Total from equity production and third party	7.6	17.1	2.6	2.7	5.1	6.7

** Equity production can be sold either by Total or by JV

> Key financial metrics

In millions of dollars	2017	2018	1Q18	2Q18	3Q18	4Q18
Adjusted operating income	1,435	1,174	235	217	373	349
Adjusted net operating income	1,929	2,419	481	565	697	676
including income from equity affiliates	804	1,249	228	250	324	447

Investments	3,594	5,032	575	447	3,325	685
Divestments	198	2,209	153	439	198	1,419
Organic investments	2,553	1,745	336	388	407	614
Operating cash flow before working capital changes *	2,289	2,055	393	492	553	617
Cash flow from operations *	3,157	596	68	258	(164)	434

* Excluding financial charges

ANNEX

Indicative list of assets reported in EP segment until end-2018 and in iGRP segment from January 1, 2019 onwards

Country	Asset	% equity
Angola	Angola LNG	13.60%
Australia	Gladstone LNG	27.50%
Australia	Ichthys	26.00%
Indonesia	Mahakam	Until end 2017 (Mahakam license expired)
Nigeria	Nigeria LNG	15.00%
Nigeria	OML 58	40.00%
Norway	Snohvit	18.40%
Oman	Oman LNG	5.54%
Oman	Qalhat LNG	2.04%. indirect participation through Oman LNG
Papua New Guinea	Papua LNG	40.10%
Qatar	Qatargas 1 Upstream	20.00%
Qatar	Qatargas 1 Downstream	10.00%
Qatar	Qatargas 2 Train 5	16.70%
Russia	Arctic LNG 2*	10.00% direct working interest (21.64 % including indirect interest** and considering a 60% participation of Novatek in the project)
Russia	Yamal LNG	20.02% direct working interest (29.72% including indirect interest**)
United Arab Emirates	ADNOC LNG	5.00%
USA	Barnett Shale ***	90.92% in average
Yemen	Yemen LNG	39.62%

* Total signed definitive agreements for entry into Arctic LNG 2 on the 5th of March 2019

** The iGRP segment includes the interests that Total holds in Arctic LNG 2 and Yamal LNG projects through its 19.4% ownership in Novatek. The other Novatek assets remain included in the EP figures.

*** Barnett shale consolidated in iGRP reporting along with the other Group’s LNG assets, such as the Group’s equity in Cameron LNG or Tellurian Inc., which were already reported in GRP end-2018

The restated data presented herein have been derived from TOTAL’s internal reporting system and have not been audited by TOTAL’s statutory auditors. Such related financial data are presented solely for information purposes. To the extent permitted by law, TOTAL S.A. disclaims all liability from the use of the restated financial data.

The list of assets in the Annex is presented for indicative purposes, and mentions the assets previously reported in the EP reporting segment, which are, as from January 1, 2019, reported in the iGRP reporting segment. This list refers to assets or contractual rights which may group the contributions of multiple subsidiaries and/or consolidated entities.

Financial information by business segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of TOTAL. In addition to IFRS measures, certain alternative performance indicators are presented, such as performance indicators excluding the adjustment items described below (adjusted operating income, adjusted net operating income, adjusted net income). These indicators are meant to facilitate the analysis of the financial performance of TOTAL and the comparison of income between periods. They allow investors to track the measures used internally to manage and measure the performance of the Group. These adjustment items include:

(i) Special items

Due to their unusual nature or particular significance, certain transactions qualified as "special items" are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, transactions such as restructuring costs or asset disposals, which are not considered to be representative of the normal course of business, may be qualified as special items although they may have occurred within prior years or are likely to occur again within the coming years.

(ii) Inventory valuation effect

The adjusted results of the Refining & Chemicals and Marketing & Services segments are presented according to the replacement cost method. This method is used to assess the segments’ performance and facilitate the comparability of the segments’ performance with those of its competitors.

In the replacement cost method, which approximates the LIFO (Last-In, First-Out) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end price differentials between one period and another or the average prices of the period rather than the historical value. The inventory valuation effect is the difference between the results according to the FIFO (First-In, First-Out) and the replacement cost.

(iii) Effect of changes in fair value

The effect of changes in fair value presented as an adjustment item reflects, for some transactions, differences between internal measures of performance used by TOTAL’s management and the accounting for these transactions under IFRS.

IFRS requires that trading inventories be recorded at their fair value using period-end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories based on forward prices.

Furthermore, TOTAL, in its trading activities, enters into storage contracts, whose future effects are recorded at fair value in Group’s internal economic performance. IFRS precludes recognition of this fair value effect.

The adjusted results (adjusted operating income, adjusted net operating income, adjusted net income) are defined as replacement cost results, adjusted for special items, excluding the effect of changes in fair value.

Additional information concerning the risk factors and uncertainties that may have an impact on the Group's financial results or activities is available in the most recent versions of the Registration Document (Document de référence) filed with the French Autorité des marchés financiers (AMF) and the Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (SEC).